UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. __)*
Under the Securities Exchange Act of 1934

FALCONSTOR SOFTWARE, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

306137100
(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49th Floor
New York, NY 10022
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Martin M. Hale, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,317,073*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,317,073*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,317,073 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): 13.22%

14.	Type of Reporting Person (See Instructions): IN

*Based on information provided by FalconStor Software, Inc. (the “Issuer”), there are 48,031,737 shares of Common Stock outstanding.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

Cusip No.   306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Hale Fund Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,317,073*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,317,073*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,317,073 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): 13.22%

14.	Type of Reporting Person (See Instructions): OO

*Based on information provided by the Issuer, there are 48,031,737 shares of Common Stock outstanding.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

Cusip No.   306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Hale Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,317,073*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,317,073*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,317,073 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): 13.22%

14.	Type of Reporting Person (See Instructions): PN

*Based on information provided by the Issuer, there are 48,031,737 shares of Common Stock outstanding.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

Cusip No.   306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Hale Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,317,073*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,317,073*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,317,073 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): 13.22%

14.	Type of Reporting Person (See Instructions): IN

*Based on information provided by the Issuer, there are 48,031,737 shares of Common Stock outstanding.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

Cusip No.   306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

HCP-FVA, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,317,073*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,317,073*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,317,073 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): 13.22%

14.	Type of Reporting Person (See Instructions): OO

*Based on information provided by the Issuer, there are 48,031,737 shares of Common Stock outstanding.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

Item 1.   Security and Issuer.

       This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of FalconStor Software, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2 Huntington Quadrangle, Melville, NY 11747.

Item 2.   Identity and Background.

       This statement on Schedule 13D (the “Statement”) is being filed on behalf of the following persons (collectively, the “Reporting Persons”): (i) Martin M. Hale, Jr., an individual (“MH”); (ii) Hale Fund Management, LLC, a Delaware limited liability company (“HFM”); (iii) Hale Capital Management, LP, a Delaware limited partnership (“HCM”); (iv) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”); and (v) HCP-FVA, LLC, a Delaware limited liability company (“HCP-FVA”).  The securities reported herein are indirectly held by HCP through HCP-FVA.  HCP is the sole member of HCP-FVA.  MH is the Chief Executive Officer of HCP.  MH is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of HFM.  HFM is (i) the general partner of HCM, the manager of HCP and (ii) the manager of HCP-FVA.

       The address and principal office of each of the Reporting Persons and HFP is 570 Lexington Avenue, 49th Floor, New York, NY 10022.  Each Reporting Person and HFP is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons and HFP is investment and/or investment management.  The foregoing should not be construed in and of itself as an admission by any Reporting Person or HFP as to beneficial ownership of shares of Common Stock held by, or underlying the shares of Series A Convertible Preferred Stock (the “Preferred Shares”) of the Issuer held by, HCP-FVA.

       During the last five years, none of the Reporting Persons or HFP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       Funds for the purchase of the Preferred Shares convertible into the shares of Common Stock reported herein were derived from the working capital of HCP-FVA.  A total of $9,000,000 was paid to acquire the Preferred Shares (as described in Item 4 below).

Item 4.   Purpose of Transaction.

       On September 16, 2013, HCP entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”), which is referenced as Exhibit 1 hereto, with the Issuer pursuant to which the Issuer issued to HCP, and HCP purchased from the Issuer, 900,000 Preferred Shares at a price of $10.00 per Preferred Share (the “Stated Value”) in exchange for $9,000,000. HCP assigned the 900,000 Preferred Shares and its rights under the Purchase Agreement to HCP-FVA. The Certificate of Designations setting forth the rights, preferences and privileges of the Preferred Shares is referenced as Exhibit 2 hereto.  The Issuer agreed to use the proceeds from the sale of the Preferred Shares for general corporate purposes.

       The Certificate of Designations provides that holders of Preferred Shares (the “Holders”) are entitled to receive quarterly dividends at the Prime Rate (Wall Street Journal Eastern Edition) plus 5% (up to a maximum amount of 10%).  The quarterly dividends are payable by the Issuer in cash, provided, that, if the Issuer does not have at least $1.0 million in positive cash flow for any calendar quarter after giving effect to the payment of such dividends, the Issuer will pay such dividends in a combination of cash (to the extent of its positive cash flow in excess of $1.0 million) and the remainder shall, at the election of the Issuer, either be accrued or paid in Common Stock to the extent certain equity conditions are satisfied.

       Each Preferred Share is convertible, at any time at the option of the Holder and in certain limited circumstances set forth below by the Issuer, into such number of shares of Common Stock determined by dividing the Stated Value for such Preferred Share by $1.02488, the initial conversion price of a Preferred Share (the “Conversion Price”).  The Conversion Price of a Preferred Share is subject to adjustment as provided in the Certificate of Designations.

       If on or after the first anniversary of issuance of the Preferred Shares (subject to extension under certain circumstances), the volume weighted average trading price per share of the Common Stock for sixty (60) consecutive trading days exceeds 250% of the Conversion Price and continues to exceed 225% of the Conversion Price through the mandatory conversion date, the Issuer may, subject at all times to the satisfaction of the equity conditions set forth in the Certificate of Designations, require conversion of such number of Preferred Shares that will result in the issuance to the Holders of an aggregate number of shares of Common Stock not to exceed, in connection with each particular mandatory conversion, 25% of the daily trading volume for the twenty (20) consecutive trading days immediately preceding the mandatory conversion date.  The Issuer may only effect one mandatory conversion during each thirty calendar day period.

       On or after August 5, 2017, each Holder can also require the Issuer to redeem its Preferred Shares in cash at a price equal to 100% of the Stated Value of the Preferred Shares plus accrued and unpaid dividends.

       Upon certain triggering events, such as bankruptcy, insolvency or a material adverse effect or failure of the Issuer to issue shares upon conversion of the Preferred Shares in accordance with its obligations, the Holders may require the Issuer to redeem all or some of the Preferred Shares at a price equal to the greater of (i) the sum of 100% of the Stated Value of the Preferred Shares being redeemed plus accrued and unpaid dividends thereon, and (ii) the value of the Common Stock underlying the Preferred Shares being redeemed.  Upon consummation of a fundamental sale transaction, the Preferred Shares will be redeemed at a per share redemption price equal to the greater of (y) 250% of the Stated Value and (z) the price payable in respect of such Preferred Share if such Preferred Share had been converted into such number of shares of Common Stock in accordance with the Certificate of Designations (but without giving effect to any limitations or restrictions contained therein) immediately prior to such fundamental sale transaction.  In addition, if the Issuer consummates an equity or debt financing that results in more than $5.0 million of net proceeds to the Issuer and/or its subsidiaries, the Holders have the right, but not the obligation, to require the Issuer to use the net proceeds in excess of $5.0 million to repurchase all or a portion of the Preferred Shares at a per share price equal to the greater of (i) the sum of 100% of the Stated Value plus accrued and unpaid dividends with respect thereto, and (ii) the number of shares of Common Stock into which such Preferred Share is then convertible multiplied by the greater of (y) the closing price of the Common Stock on the date of announcement of such financing or (z) the closing price of the Common Stock on the date of consummation of such financing.

       For so long as at least 15% of the Preferred Shares purchased under the Purchase Agreement remains outstanding, the Issuer’s board of directors (the “Board”) must consist of eight directors.  The Holders have the exclusive right, voting separately as a class, to elect two (2) directors to the Board, for so long as at least eighty-five percent (85%) of the Preferred Shares purchased under the Purchase Agreement remains outstanding, which shall be reduced to one (1) director at such time as less than eighty-five percent (85%) but greater than fifteen percent (15%) of the Preferred Shares purchased under the Purchase Agreement remains outstanding.  In addition, if certain trigger events occur and the Issuer is in default of its obligation to redeem the Preferred Shares, then the Holders shall have the right, during the occurrence and continuance of such redemption default, to elect a majority of the members of the Board.

       The Holders are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).  In addition, the holders of a majority of the Preferred Shares must approve certain actions, including approving any amendments to the Issuer’s charter or bylaws that adversely affects the voting powers, preferences or other rights of the Preferred Shares; payment of dividends or distributions; any liquidation, capitalization, reorganization or any other fundamental transaction of the Issuer; issuance of any equity security senior to or on parity with the Preferred Shares as to dividend rights, redemption rights, liquidation preference and other rights; issuances of equity below the Conversion Price; any liens or borrowings other than non-convertible indebtedness from standard commercial lenders which does not exceed 80% of the Issuer’s accounts receivable; and the redemption or purchase of any of the capital stock of the Issuer.

       The Issuer agreed to use its commercially reasonable efforts to file a registration statement with the Securities Exchange Commission within 90 days following the issuance of the Preferred Shares for the resale of all of the Common Stock issuable on the conversion of the Preferred Shares and as dividends.

       Each of the Issuer’s officers and directors and the spouse of one of the directors, entered into a voting agreement, the form of which is referenced as Exhibit 3 hereto, with the Issuer pursuant to which they each agreed to vote their shares of Common Stock at the Issuer’s 2014 annual meeting of stockholders or any other meeting called for such purpose, in favor of the issuance of more than 19.99% of the pre-closing outstanding shares of Common Stock upon conversion of the Preferred Shares or payment of dividends, and any potential change of control of the Issuer which may occur as a result of the transactions contemplated by the Purchase Agreement and Certificate of Designations.

       The summaries of the Purchase Agreement, the Certificate of Designations and the form of voting agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1, Exhibit 2 and Exhibit 3 to this Statement (and which are incorporated by reference to Exhibits 10.1, 4.1 and 10.2 to the Current Report on Form 8-K (the “8-K Filing”) filed by the Issuer on September 17, 2013.

       Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuous basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and alone or with others, pursuing discussions with management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       (a) See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.  Percentages of the shares of Common Stock outstanding reported in this Statement are calculated based on information provided by the Issuer that there are 48,031,737 shares of Common Stock outstanding.

       (b)  See Rows 7 through 10 of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

       (c) Except as set forth herein, none of the Reporting Persons have effected any transactions in the Issuer’s stock during the past 60 days.

       (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

       (e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Other than the Purchase Agreement attached as Exhibit 1 hereto; the Certificate of Designations attached as Exhibit 2 hereto; the form of Voting Agreement attached as Exhibit 3 hereto; and any ancillary documents, agreements or certificates entered into in connection with the Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

       Exhibit 1- Preferred Stock Purchase Agreement, dated September 16, 2013, by and among the Issuer and HCP (incorporated by reference to Exhibit No. 10.1 to the 8-K Filing).

       Exhibit 2- Certificate of Designations (incorporated by reference to Exhibit No. 4.1 to the 8-K Filing).

       Exhibit 3- Form of Voting Agreement (incorporated by reference to Exhibit No. 10.2 to the 8-K Filing).

       Exhibit 4- Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

       After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 26, 2013

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the sole member of HCP-FVA, LLC

By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

/s/ Martin M. Hale, Jr.
/s/ Martin M. Hale, Jr.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 4

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information in inaccurate.

Dated:  September 26, 2013

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the sole member of HCP-FVA, LLC

By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

/s/ Martin M. Hale, Jr.
/s/ Martin M. Hale, Jr.